Exhibit 99.1

NEWS RELEASE

LORUS THERAPEUTICS REPORTS SECOND QUARTER RESULTS
FOR FISCAL YEAR 2011

TORONTO, ONTARIO - January 14, 2011 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus” or the “Corporation”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today reported financial results for the three and six months ended November 30, 2010.

Q2 2011 HIGHLIGHTS

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Completed a rights offering raising net proceeds of $4.3 million through the issuance of 4.2 million units of Lorus at a price of $1.11 per unit.  Each unit consisted of one common share and one common share purchase warrant exercisable into one common share of Lorus at a price of $1.33 until May 8, 2012. A director of the Corporation, Mr. Herbert Abramson, subscribed for 3.6 million of the units for proceeds of $4 million.

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Subsequent to the quarter end, on December 1, 2010, Lorus announced the closing of a private placement of 1.6 million common shares of the Corporation at a price of C$1.05 per share for gross proceeds of $1.7 million. Mr. Abramson subscribed for 1.4 million of the common shares issued through the private placement.  No commission was paid in connection with the private placement.

•
Announced publication of a peer-reviewed scientific article describing synthesis and antibacterial activity of novel antimicrobial compounds from Lorus’ small molecule program. The article reported the results of studies on the chemical synthesis and in vitro activity of a series of new compounds against multidrug resistant bacterial strains, including methicillin-resistant Staphylococcus aureus (MRSA). The studies showed that many of these compounds exhibited potent growth inhibition of MRSA strains. Some of the compounds showed comparable antibacterial activity to that of vancomycin and higher activity than linezoid, both of which are antibiotics currently used to treat serious bacterial infections.

•
Allowed a key patent in the United States for composition of matter of Lorus’ lead antimicrobial compound LOR-220 and related small molecules. This patent also provides Lorus with patent protection for antimicrobial compositions based on LOR-220 for inhibiting growth of a variety of drug-resistant bacteria, including MRSA and vancomycin-resistant enterococci. This was the first U.S. patent allowance from Lorus’ small molecule program.

FINANCIAL RESULTS

Net loss for the three months ended November 30, 2010 remained consistent at $1.3 million ($0.11 per share) compared to $1.3 million ($0.14 per share) in the same period in the prior year.  The Company had a net loss of $2.4 million ($0.23 per share) for the six months ended November 30, 2010 compared to net earning of $8.5 million (basic earnings $0.97 per share, diluted earnings of $0.95 per share) for the six months ended November 30, 2009.  The year-to-date net earnings in fiscal 2010 were primarily a result of the $11.0 million gain on sale recognized on the extinguishment of Lorus’ convertible debentures in June 2009.  Lorus’ loss from operations for the three and six month periods ended November 30, 2010 (before the gain on repurchase of the convertible debentures) remained consistent at $1.3 million and $2.4 million compared with $1.3 million and $2.5 million in the same periods in the prior year.

Research and development and general and administrative costs were lower in the three and six month periods ended November 30, 2010 in comparison with the prior year as a result of reduced spending on LOR-2040 due to the completion of the Phase II clinical trial in 2009, lower personnel, patent and other overhead costs. These reductions are partly offset by costs associated with the LOR-253 Phase I clinical trial initiated in the third quarter as well as a terminated financing initiative in fiscal 2011.  In the three months ended November 30, 2010 compared with the prior year higher stock based compensation costs offset these decreases with an expense of $31 thousand in the current year compared with a $89 thousand recovery in the prior year as well as revenue of $79 thousand in the prior year compared with no revenue in the current year.

For the six months ended November 30, 2010 lower general and administrative and research and development costs were offset by higher stock based compensation costs in the current year by $64 thousand as well as revenue of $128 thousand in the prior year compared with no revenue in the current year.

Lorus utilized cash of $2.6 million in operating activities in three-month period ended November 30, 2010 compared with $651 thousand during the same period in fiscal 2010.  For the six months ended November 30, 2010 Lorus utilized cash of $3.3 million compared with $1.6 million in the same period last year.  The increase in cash utilized in the three and six months ended November 30, 2010 compared with the same periods in the prior year is due to a reduction in accounts payable and accrued liabilities balances as well as the repayment of outstanding promissory notes.

At November 30, 2010, Lorus had cash and cash equivalents $1.9 million compared to $667 thousand at May 31, 2010.   Subsequent to the quarter end, on December 1, 2010 the Company completed a private placement for proceeds of $1.7 million.  As such Lorus had $3.6 million in cash and cash equivalents available for use on December 1, 2010.

Research and development expenses totaled $603 thousand in the three-month period ended November 30, 2010 compared to $658 thousand during the same period in the prior year and decreased to $1.1 million from $1.2 million in the six month period ended November 30, 2010 as compared to the same period in the prior year.

Research and development expenditures are lower for the three month period ended November 30, 2010 compared with the prior year due to the completion of the Phase II LOR-2040 AML clinical trial in November 2009 for which we no longer incur expenditures as well as lower personnel costs due to headcount reductions offset by higher costs related to the preparation of the Phase I clinical trial for LOR-253 initiated in the third quarter.

For the six month period ended November 30, 2010 research and development spending decreased due to the completion of the Phase II LOR-2040 AML clinical trial as discussed above and lower personnel costs offset by higher spending on the LOR-253 clinical program and a research tax credit which further offset expenditures in the prior year.

General and administrative expenses totaled $564 thousand in the three-month period ended November 30, 2010 compared to $743 thousand in same period in the prior year.  For the six month period ended November 30, 2010, general and administrative expenses were $1.2 million compared with $1.3 million in the same period in the prior year.

General and administrative expenses were lower in the three months ended November 30, 2010 compared with the prior year due to reduced patent costs resulting from one time charges in the prior year and timing of filings as well as lower personnel costs and lower costs associated with Lorus’ annual general meeting.

General and administrative expensed remained fairly consistent with the prior year for the six-month period ended November 30, 2010.  Cost savings due to reduced personnel, lower patent costs due to one time charges in the prior year and general cost reductions were offset during the six month period by $160 thousand in expenses associated with the terminated financing.  We do not expect to incur any further expenses related to the terminated financing initiative.

In the three-month period ended November 30, 2010, the Company recognized a stock-based compensation expense of $31 thousand compared with a recovery of $89 thousand in the same period last year.   In the six-month period ended November 30, 2010 the Company recognized an expense of $80 thousand compared with $16 thousand for the same period in the prior year.  Stock based compensation expense in the current year is significantly lower than prior years (excluding fiscal 2010) due to no option issuances year to date.  The recovery recorded in the quarter ended November 30, 2009 was due to a recovery related to the forfeiture of unvested options.

Subsequent to the quarter end the Company issued options to certain directors, officers and employees.  In addition certain officers and employees agreed to the cancellation of issued stock options held by them.  These transactions will be accounted for in the third quarter of fiscal 2011.

Management has forecasted that the Company’s current level of cash, cash equivalents and short-term investments is not sufficient to execute its current planned expenditures for the next twelve months without further investment. The Company is currently in discussion with several potential investors to provide additional funding. Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption. However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company.

Lorus Therapeutics Inc.
Consolidated Statements of (Loss) Earnings - Unaudited
(amounts in 000's except for per common share data)

	Three	Three	Six	Six
	months ended	months ended	months ended	months ended
(Canadian dollars)	Nov. 30, 2010	Nov. 30. 2009	Nov. 30, 2010	Nov. 30. 2009
REVENUE	$-	$79	$-	$128

EXPENSES
Research and development	603	658	1,092	1,198
General and administrative	564	743	1,153	1,276
Stock-based compensation	31	(89)	80	16
Depreciation and amortization of fixed assets	14	22	28	43
Operating expenses	1,212	1,334	2,353	2,533
Interest expense	43	14	71	41
Accretion in carrying value of convertible debentures	-	-	-	80
Interest income	-	(3)	(4)	(14)
Loss from operations for the period	(1,255)	(1,266)	(2,420)	(2,512)
Gain on repurchase of convertible debentures and transfer of assets	-	-	-	11,006
Net (loss) earnings and other comprehensive income for the period	(1,255)	(1,266)	(2,420)	8,494
Basic (loss) earnings per common share	$(0.11)	$(0.14)	$(0.23)	$0.97
Diluted (loss) earnings per common share	$(0.11)	$(0.14)	$(0.23)	$0.95
Weighted average number of common shares outstanding used in the calculation of
Basic (loss) earnings per common share	11,323	9,022	10,628	8,795
Diluted (loss) earnings per common share	11,323	9,022	10,628	8,906

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: the ability of the company to continue as a going concern, the ability to find future financing, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward-looking statements could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; our ability to complete the proposed rights offering; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com.   For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

For further information, please contact:

Lorus Therapeutics Inc.
Elizabeth Williams, Director of Finance, 1-416-798-1200 ext. 372
ewilliams@lorusthera.com

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